[Letterhead of Davis Polk & Wardwell LLP]

Francis S. Currie

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2002 tel 650 752 3602 fax frank.currie@davispolk.com

November 2, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

                 Reid Hooper, Attorney-Adviser

                 Terry French, Accountant Branch Chief

                 Sharon Virga, Staff Accountant

Re:      Angie’s List, Inc.

            Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-176503)

            Filed November 2, 2011

Ladies and Gentlemen:

In conjunction with this letter, Angie’s List, Inc. (the “Company”) is filing via EDGAR for review by the Staff Amendment No. 4 (“Amendment No. 4”), filed November 2, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed August 25, 2011, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes four copies of Amendment No. 4 that have been marked to show changes from Amendment No. 3, filed October 31, 2011 to the Registration Statement.

The Company acknowledges the following and will also include acknowledgment of the following in any request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
Division of Corporate Finance	2	November 2, 2011

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the Registration Statement.

********************************

Securities and Exchange Commission
Division of Corporate Finance	3	November 2, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2002 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Francis S. Currie
Francis S. Currie, Esq.

Enclosures

cc:	Mr. William S. Oesterle, Angie’s List, Inc.

Mr. Robert R. Millard, Angie’s List, Inc.

Mr. Martin A. Wellington, Esq., Davis Polk & Wardwell LLP

Mr. Christopher Kaufman, Esq., Latham & Watkins LLP

Mr. Tad Freese, Esq., Latham & Watkins LLP